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                                                                  Exhibit 99.104

News release via Canada NewsWire, Toronto 416-863-9350

              Attention Business Editors:
              TRANSITION THERAPEUTICS GRANTED US PATENT FOR HCV-IET

TORONTO, JULY 7 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH) announced today that the U.S. Patent and Trademark Office has granted US Patent #6,908,611 to the Company. The claims in this patent cover the use of Transition's interferon enhancer, EMZ702, and interferons for the treatment of viral diseases including hepatitis C.

"The issuance of this patent provides broad patent protection for our HCV-IET product and creates commercial opportunities for Transition in hepatitis C and other viral diseases", said Dr. Tony Cruz, Chairman and CEO of Transition. Transition's patent portfolio now expands to 11 issued patents with an extensive portfolio of patent applications pending in multiple jurisdictions throughout the world.

HCV-I.E.T. is a combination product of Transition's interferon enhancer, EMZ702 and current standard hepatitis C therapy of interferon-alpha and ribavirin. Transition recently received Health Canada approval to begin a Phase I/II clinical trial with EMZ702, an interferon enhancing agent designed to provide effective therapy to the nearly 45% of all hepatitis C patients who currently have no treatment options available. In the trial, patients with hepatitis C, who have not responded to standard therapy, will receive twice-weekly treatments of EMZ702 administered in combination with standard interferon-alpha and ribavirin therapy for a period of 12 weeks. Enrolment will commence at several sites in Canada this summer, with interim results expected in the fourth quarter of 2005.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for both a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis and an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I diabetes. In addition, Transition has received clearance to initiate an exploratory Phase IIa clinical trial to evaluate efficacy, safety, and tolerability of E1-I.N.T.(TM) in type II diabetes patients and has received approval to commence a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or

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otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 12:28e 07-JUL-05